MASTERBEAT CORP.

5178 Stefan Ridge Way

Buford, GA 30519

February 3, 2022

Ronald E. Alper, Esq.

Staff Attorney

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Masterbeat Corp. Offering Statement on Form 1-A Filed December 29, 2021 File No. 024-11752

Dear Mr. Alper,

On behalf of Masterbeat Corp. (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:00 pm, Eastern Time, on Monday, February 7, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Josh Tannariello

Josh Tannariello

Chief Executive Officer

Masterbeat Corp.